Net investment income (loss) and net realized gain (loss) may differ for financial statement and tax purposes. The character of dividends and distributions made during the fiscal year from net investment income or net realized gains may differ from their ultimate characterization for federal income tax purposes. Also, due to timing of dividends and distributions, the fiscal year in which amounts are distributed may differ from the fiscal year in which the income or net realized gain was recorded by the Fund. Accordingly, the following amounts have been reclassified for December 31, 2006. Net assets of the Fund were unaffected by the reclassifications.

                                     INCREASE            REDUCTION
                               TO ACCUMULATED   TO ACCUMULATED NET
          INCREASE             NET INVESTMENT        REALIZED GAIN
          TO PAID-IN CAPITAL           INCOME     ON INVESTMENTS 3
          --------------------------------------------------------
          $15,875,325              $3,755,140          $19,630,465

3. $15,766,438 including $14,544,502 of long-term capital gain, was distributed in connection with Fund share redemptions.